Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-0305
U.S.A.

January 12, 2006

RE:	ADMINISTRADORA DE FONDOS PENSIONES PROVIDA S.A.
FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
FILE NO. 1-13406

Dear Mr. Rosenberg:
This letter is in response to the Staff’s comment letter dated September 16, 2005 (the “Comment Letter”), relating to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “2004 20-F”) of Administradora de Fondos Pensiones Provida S.A. (“Provida”, “we” or the “Company”).

Set forth below are the responses of the Company to the Staff’s comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in italics and is followed by the Company’s response.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Accounting for Life and Disability Insurance Cost, page 61

1.	Given the significance of unfavorable casualty rate adjustments to operating results and recent related accounting errors, we believe that your disclosure regarding provision for unfavorable casualty rate could be improved to better explain the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements. Disclosure explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Item 5 of Form 20-F. Accordingly, please include the following information.

  Disclose the insurance contract provisions applicable to each year presented, particularly the terms of the rebate structure whereby you participate in favorable and unfavorable casualty rate experience and the net amount of risk borne by you. Quantify the impact of these rebate provisions by contract for each year presented. Link this discussion to the sections, Life and Disability Benefits on page 20 and Insurance Contract on page F-13.
  Disclose the objectives of your predictive model, its methodology and key assumptions utilized at each valuation date.
  Disclose whether a range of liability estimates are determined. Discuss the key assumptions used to arrive at management’s best estimate within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.
  Provide more precise insight into the existence and effects on future operations and financial condition of known trends, such as changes in claim frequency and severity. Link this disclosure to your discussion in liquidity and capital resources.

In response to the Staff’s question, we will disclose in future filings the following (excluding the introductory phrases indicating to which point of your question the paragraph applies):

In all years presented, the principal clauses of the contract for life and disability insurance expense relate to 1) the timing and method of calculating the disability insurance premium; and 2) the establishment of the “stop loss,” at which point Provida is no longer liable. The insurance company with which Provida sets up each contract is responsible for the administration of the life and disability insurance payments as well. Provida’s risk under these contracts would be represented by an experience rate (as we describe in our Annual Report as “casualty rate”) within the limits denoted in the contract. The contract establishes the temporary premium (monthly payments) and the maximum payout (stop-loss) by Provida. Subsequent to the payment of the monthly premiums, if the casualty (disability) costs are lower than the temporary premium, Provida receives rebates for “favorable adjustments”, over a minimum level. If the casualty (disability) cost is beyond the maximum limit, the insurance company is responsible for the excess. The costs of casualties would be represented by the historical shortfalls between the disabled participant’s “capitalization” account, represented by the sum of his individual contribution account and his recognition bond, (if applicable) as of the date of his designation as “permanently disabled,” and the present value of projected pension payments.

By contract, by year, the break-out of our rebate corresponding to the sum of our favorable and unfavorable adjustments (in the years presented, we had only unfavorable adjustments) and interest income are detailed in the schedule below:

	2002	2003	2004
Items	MCh$	MCh$	MCh$

Annual expense for Disability and Survival insurance
premiums	28,104	29,553	30,826
Unfavorable adjustments for casualty rate	7,304	16,696	19,968

Net expenses for the year	35,408	46,249	50,794
Interest income earned on insurance contract	(3,472)	(1,564)	(1,134)

Total expenses for the year	31,936	44,685	49,660

Unfavorable adjustments for	Period covered by
casualty rates	the contract	2002	2003	2004
		MCh$	MCh$	MCh$

ING Seguros de Vida S.A.	1999/2001	6,715	1,857	2,529
ING Seguros de Vida S.A.	2001/2003	589	12,019	3,815
BBVA Seguros de Vida S.A.	2003/2005	-	2,820	13,624

		7,304	16,696	19,968

	Period covered by
Interest income	the contract	2002	2003	2004
		MCh$	MCh$	MCh$

ING Seguros de Vida S.A.	1995/1997	89		-
ING Seguros de Vida S.A.	1997/1999	519	23	-
ING Seguros de Vida S.A.	1999/2001	1,976	757	366
ING Seguros de Vida S.A.	2001/2003	888	776	595
BBVA Seguros de Vida S.A.	2003/2005	-	8	173

		3,472	1,564	1,134

The detail of the expense above for the year ended December 31, 2002 does not agree to our Annual Report on Form 20-F because of a misclassification (which we reclassified above and flowed through the remaining responses) for interest income.

Our discussion starting on page 20 in our 2004 Annual Report on 20-F describes the formulas we use under the contracts in effect for the years included in the discussion while the total of the first schedule above ties to the total of the “Unfavorable or favorable adjustments for the casualty rate” line in the table on page F-16 of our included financial statements. The “Unfavorable/favorable adjustments for the casualty rate” line was mislabeled and will be relabeled to exclude “or favorable adjustments” in future filings when all adjustments are unfavorable.

In response to your question related to our predictive model, our objectives are to use a methodology enabling us to accrue our life and disability insurance expense appropriately using assumptions related to the underlying factors which represent the projected experience (which amounts are then discounted to arrive at the present value). Historical experience methodology amounts are received from the insurance companies but not used for accounting purposes. The predictive model was developed for our accounting purposes. Please see our response to question 8 below.

The predictive model for life and disability benefits has certain underlying assumptions so that disability and survival compensations for each specific casualty profile (age, gender, beneficiaries, salaries and number of dependents) used in the model is calculated based on the frequency of casualties, a discount rate, returns on investment in pension funds and likelihood of recovery or cessation of benefits.

  The discount rate to determine the present value of casualty obligations is projected based on a 3 year forward rate of a Chilean government instrument (with the same duration of the casualty obligation) plus a risk premium. The 3year forward rate is used because the final approval of the settlement payout occurs 3 years after the initial pre- approval of disability. In figures, the discount rate used in the model was 4%, based on forward rate of 3.23% and a risk premium of 0.75%.

  Regarding investment rate of return on the pension funds, it affects the value of the affiliates´ individual account and therefore the disability payout, if applicable, to be financed by the AFP. Most of disabled affiliates contribute to fund type C (over 60%), so this fund is used as a projection base. According to the investment area of the Company, the projected return is 6%, based on the investment portfolio of fund type C composed by the following instruments: cash and deposits (25%), fixed income (35%), stocks (17%) and mutual funds (23%).

  Another assumption considered is the recovery or cessation of benefits; in the case of mortality of disabled affiliates in the period of temporary disability, the historical trend indicates that approximately 12% of the affiliates die during that period. For the model purposes, the mortality rate used is comparable at 10%. We use a recovery rate of 0% comparable to our historical experience of 2%.
In response to your question about ranges of liability estimates, we do not use a range. We are able to use a point estimate because of the refined historical information we receive about the underlying historical experience on which our assumptions are based. These have not resulted in unpredictable trends and market information for discount rates is readily available.

Based on the above discussion, there have been no known historical trends which would cause changes in our predictive model projections requiring additional specific disclosure in our liquidity and capital resources section.

2.	You appear to project casualty rate experience based upon externally generated information (e.g. provided by BBVA Seguros in 2004 and ING Seguros for 2003). We believe that greater uncertainty related to your projection of these liabilities may exist due to the extent of your dependence on data generated by these third parties. Please include disclosures relating to your critical accounting policy of the risks associated with making these estimates, such as the following:
  The time lag from when claims are reported to the insurer to when the insurer reports them to you and whether, how and to what extent this time lag effects your liability estimate;
  The amount of any backlog related to the processing of claim information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;
  The process management performs to determine the accuracy and completeness of the information received;

  The nature of disputes with insurers and magnitude of related amounts.
  How management resolves disputes and how often disputes have occurred.
We respectfully submit to the Staff that, as noted in our response to the previous question, our predictive model was developed in order to reflect appropriate underlying changes in assumptions for our life and disability insurance expense using internally generated information rather than using that information which was provided to us by external sources.

3.	We note that while you discuss critical accounting policies under Chilean GAAP, you provide no corresponding discussion under US GAAP. Since you disclose that significant differences can exist between Chilean GAAP and US GAAP, please identify your critical accounting policies under US GAAP. Provide an analysis and quantification of the uncertainties in applying these accounting policies, the historical accuracy of these critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future. Please refer to the Instructions to Item 5 of Form 20-F.

In response to your comment related to inclusion of critical accounting policies under US GAAP, we will include the following in future filings (this inclusion is based on the differences between GAAP’s which currently exist; should new differences arise in the future, we will consider their effect on our critical accounting policy disclosure):

Our critical accounting policies under US GAAP primarily relate to the selection of the useful lives of our portfolio of “customer list.” The primary factor we use in determining the useful live is the weighted average estimated remaining time a participant will use our services which depends primarily on his remaining employment life. The vast majority of our portfolio of “customer list” relates to Chile. As Chile, by law, mandates retirement age at which age contracts with AFP’s would discontinue, we have based our estimate on these lives. Traditionally, the employee turnover to other segments, for example: disabled, unemployed, or early retired has been relatively insignificant historically and therefore has not affected our estimate of the useful life of the customer list in a manner which we believe would be important for the reader of our critical accounting policy section to understand in order to make an investment decision. Historically, our information has proved to be accurate. We also do not believe that there is a high likelihood of material changes in the future. To date, the useful life of our “customer list” under U.S. GAAP has not differed significantly from the useful life of our goodwill (where our “customer list” is classified for Chile GAAP purposes) under Chilean GAAP.

Additionally, we occasionally enter into financial instrument contracts defined as derivatives under both Chilean and U.S. GAAP. Documentation requirements for “hedging” are not as stringent under Chile GAAP as U.S. GAAP. Neither does Chilean GAAP contemplate the concept of “embedded derivatives”.

SFAS 109 does not permit the discounting of deferred tax liabilities while our Superintendency has expressly requested such discounting on one of our deferred tax liabilities. An adjustment is therefore made in our U.S. GAAP reconciliation to reverse the discounting of the deferred tax liability.

There are no other significant differences between Chilean GAAP and US GAAP.

Operating Results, page 66

4.	As indicated in Note 8 (c), it appears that you have revised your provisions for casualty rates recorded in prior years. For each of these changes in estimate, please disclose the following information:
  Identify the years to which the change in estimate relate and the amount of the related provision for higher casualty rate as of beginning of the year that was re-estimated.
  Quantify changes in estimates that increase and decrease the provision for higher casualty rate.
  Link this discussion to the description of your insurance contracts in Note 8 (b) and the details of life and disability insurance adjustments in Note 8 (f).
  Identify the changes in the key assumptions you made to estimate the provision since the last reporting date.
  Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the news events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
  Explain why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
  Explain the rationale for a change in estimate that does not correlate with known trends, such as changes in casualty frequency and severity.

The following information will be disclosed in our MD & A as a separate section related to your question 5 and US GAAP results as our local Superintendency prohibited us from allocating the effects on prior years of our predictive model developed for accounting for disability insurance expense (which we believe is what you refer to as our “change in estimate”).

Our US GAAP results for the three years in the period ended December 31, 2004 differ from our Chilean GAAP results primarily in the recording of our disability insurance expense. During the year ended December 31, 2004, we developed a predictive model for our disability insurance as mentioned in Note 8 (c) of our financial statements. The details of the payment/settlement of our disability insurance contracts is disclosed in Note 8 (b) to our financial statements. The payment/settlement amounts in the contracts differ from the expense/provision recorded in the financial statements primarily because of timing and because the payment/settlement amounts are based on to-date historical information while the accounting for the disability insurance expense/provision is based on the predictive model mentioned above.

Under local Superintendency rules, we are required to disclose the payment/settlement details of each contract for life and disability insurance which is still pending as to final settlement as well as the provisions accrued under the predictive model methodology used for accounting purposes for each contract (whose obligations thereunder have been appropriately classified, short-term versus long - term). For Chilean GAAP purposes, we were prohibited from allocating the adjustments calculated using our predictive model developed in 2004 to the years presented and opening stockholders´ equity. For US GAAP purposes, in accordance with the fact that our predictive model represented the appropriate accounting under US GAAP for all years presented and in accordance with APB 20, Correction of Errors, we allocated the effects of the errors to the following periods in the following amounts as noted in our US GAAP footnote in our financial statements:

Allocation of adjustment to appropriate
years (effect on opening stockholders’
equity for provision for higher casualty
rate)	Jan. 1, 2002	Jan. 1, 2003	Jan. 1, 2004

Liability for life and disability insurance	10,693	9,863	19,625
Allocation (effect on opening stockholders’
equity for provision for higher casualty rate)
of adjustment to appropriate years	1,275	3,482	(5,560)

Liability for life and disability insurance	11,968	13,345	14,065

Chilean GAAP requires that we disclose in Note 8(f) the actual payment/settlement amount for each year. However, as disclosed in our response to question 8, these were reallocated to the periods to which they pertained for accounting purposes rather than the year received.

Please see our response to question 8 which delineates for 2003 and 2004 the corrections of error we made to provision our life and disability insurance expense.

Since the last reporting date, December 31, 2004, we have not made any further changes to our key assumptions.

We have made no changes in estimates which did not correlate with known trends.

5.	We note that provide no discussion of US GAAP operating results when US GAAP and Chilean GAAP differ significantly. We believe that the intent of Item 5 disclosure is to provide investors with a sufficient understanding of a company’s financial statements on a US GAAP basis, including the factors determining the quality and potential variability of earnings and cash flow so that they can ascertain the likelihood that past performance is indicative of future performance. Include a discussion of any aspects of the differences between Chilean GAAP and US GAAP not discussed in the reconciliation to US GAAP. This disclosure should include a discussion and quantification of the specific factors underlying changes in your operating results and known trends and uncertainties that you believe are necessary for an understanding of the financial statements as a whole. Please refer to the Instructions to Item 5 of Form 20-F.

We believe that, with the suggested disclosure as noted in our response to question 4, that we will have fulfilled the requirements of this question. The significant quantifiable differences to date relate primarily to the presentation of our expense for life and disability insurance as calculated under the predictive model and its presentation as mandated under Chilean GAAP versus its recording under U.S. GAAP as a “correction of an error”.

Contractual Obligations, page 79

6.	We note that you have included certain estimated payments associated with your life and disability policy signed with BBVA Seguros. However, we were unable to relate the amount for other contractual obligations to amounts disclosed in your financial statements. Please provide disclosure that clearly links this amount to your financial statements. Include explanatory footnotes to this table as necessary.

“Other contractual obligations” in our contractual obligation table represents an estimate of our expected future payments for life and disability insurance to BBVA Seguros. The term of this contract is for an indefinite period. These payments are not related to any liability on our balance sheet but rather are based on our annual expense for the year ended December 31, 2004 which we believed to be a reasonable approximation of our future obligation for this commitment for the purposes of inclusion in the contractual obligations table. While our intent was to clearly disclose our obligation to make life and disability payments in the future, we recognize that inclusion of these estimated payments is potentially confusing as they do not correspond to any amounts in the balance sheet and the actual future payments can vary significantly from our estimates due to several variables including fee levels charged to contributors and actual casualty rates. Accordingly we propose to remove these amounts from the table and use a footnote to disclose the future obligation.

In future filings, we will include a footnote to the contractual obligation table as follows:

•	The contractual obligations table excludes future payments for premiums on our life and disability insurance policy signed with BBVA Seguros de Vida S.A. Such premiums can fluctuate significantly depending on the outcome of several variables including fee levels charged to contributors, actual casualty rates and the timing of rebates and other adjustments. See Business Overview – Life and Disability Benefits for more information on how our premium payments are determined.

Item 18. Consolidated financial Statements

Note 41. Differences between Chilean and United States Generally Accepted Accounting Principles.

I.	Differences in measurement Methods, page F-56.

7.	It appears that revenue recognition under Chilean GAAP and US GAAP does not differ. Accordingly, your US GAAP revenue recognition related to individual account administration appears to be on a cash basis and you recognize fee income only when “all activities relating to the administration of the Pension Fund have been completed”. Please provide a more detailed discussion of your revenue recognition under US GAAP that includes a clarification of the terminology in Notes 2 (l) and 7 and your revenue recognition policy for both fixed and variable fees.

Mandatory deductions from employee payroll for contributions to pension funds are made by Chilean employers from pay checks. The employers are required to remit these funds to the employees’ selected AFP no later than the 20th of the month subsequent to the payroll disbursement.

Once these funds are received by the AFP and credited to individual capitalization accounts, both the fixed and variable portion of the administration fee is recognized as income. These amounts are the significant portion of fee income which AFP Provida receives and records.

The fee represents the services provided to allocate the contribution of the payroll disbursement to the funds elected by the employee and to administer the contributions on an individual account basis.

We do not recognize income on a cash basis although its receipt may coincide with the timing of certain of our revenue recognition. We believe that Chile GAAP and US GAAP do not differ, in this case, in their revenue recognition criteria and that our fee income meets the requirements of SAB 104 for recognition under US GAAP under the same parameters as it is recognized under Chilean GAAP.

We will disclose the following in future filings as part of our US GAAP reconciliation footnote:

Fee income for the Company consists of both the variable portion and fixed portion of the income described in Note 7 to the Chilean GAAP financial statements. Such fee income is recorded as of the date that the contribution for the employee is credited to his individual capitalization account. The fees represent those due for the administration of the individual contribution by the Company and meet Chilean GAAP and US GAAP requirements under SAB 104 for revenue recognition with no timing differences. Therefore, no adjustment of revenue recognition is required for our Chilean GAAP to US GAAP reconciliations.

8.	Your description of the accounting errors and related restatements of your Chilean GAAP financial statements and US GAAP reconciliation does not appear to adequately explain how you corrected these errors. In particular, we note your statement on page F-65 that errors existed in the financial statements for the two years ended December 31, 2003, yet you also recorded an adjustment in 2004. Also, on page F-65 you refer to an allocation of certain current years adjustments to prior years but provide no further explanation. Please provide a more detailed explanation and quantification of each adjustment made to prior year financial statements. Integrate this discussion with restatement amounts shown on pages F-62 an F-63 and the unfavorable casualty rate adjustments shown on page F-16.

For the year ended December 31, 2003, the Chilean GAAP financial statements were restated to appropriately reflect the annual March true - up of each life and disability contract still in effect and those contracts’ true - ups which had post-effective termination date clauses requiring continuing annual true-ups.

As explained in Note 8 to the Chilean GAAP financial statements, premium amounts for life and disability insurance are paid monthly on a one-month lag based on amounts as delineated by the insurance contract. Annual true - ups were mandated to settle experience to date against provisional contractually determined premium payments (as described in the previous paragraph) which had been recorded for accounting purposes at the time of the true - up. The restatement for the three years in the period ended December 31, 2003 and the opening stockholders’ equity at January 1, 2003 allocated these true-up payments/receipts to interim periods so that they were appropriately accrued at each December 31.

The adjustments mentioned above were allocated to prior years in accordance with an “oficio” issued by the Superintendency of AFP’s in the 2003 Annual Report on Form 20-F and as reflected in the Chilean GAAP financial statement footnotes.

During 2004, the Company determined that it had not appropriately updated, for all years presented, projected changes to the assumptions underlying the life and disability insurance premium calculation. These factors (as mentioned in response to question 1) included such items as number of persons continuing on disability (mortality and turnover), status under disability law in Chile (total versus partial) family status (number of dependents) discount rate, etc. Additionally, the Company determined that it had not appropriately allocated to the proper years its favorable/unfavorable adjustment payments/settlements received/disbursed. In order to appropriately remedy this deficiency the Company developed the predictive model described in our response to your question 4 to the years presented in its annual report on Form 20-F.

The Superintendency of AFP’s required the adjustments mentioned in the previous paragraph for Chile GAAP purposes, to be posted to the current year income statement in the Chilean GAAP financial statements as of and for the year ended December 31, 2004.

Under US GAAP, as the correction of an error associated with the development of the predictive model for all years presented would have been required to be recorded in the life and disability insurance provision during each year affected and as APB 20 would therefore have required the associated adjustments to have been reported as restatements; US GAAP allocated the effects to all years presented and opening stockholders’ equity, as appropriate.

Disability Insurance Expense:	2002	2003

As previously stated	34,573	46,249
2004 20-F for reallocation to prior years	3,482	(5,560)

Sub total	38,055	40,689
Net of true-ups (see first paragraph of this response) and
interest income	(3,472)	(1,563)

Expense as restated	34,583	39,126

II.	Additional Disclosure Requirements, page F-66

9.	You identify a contingent liability relating to disability and survival pensions and life annuities in Note 35 (b) amounting to UF 1,187,718. Please provide a more detailed explanation of the nature of this contingent liability, the likelihood of your risk of loss associated with this liability and the basis for your decision not to record the liability in your financial statements.

As noted in Note 35(b) to our financial statements, this contingency relates to the responsibility which Provida retains related to pension obligations existing as of December 31, 1987 related to the change in and the responsibility for disability payout. Prior to 1988, monthly payments were made by contracted insurance companies for disabled employees instead of the current method whereby the participant selects a settlement alternative from the options available from the pension system after the shortfall of the participant’s “capitalization” account is reimbursed by the AFP, if applicable. Chilean Law required that the AFP’s pre-1988 guarantee the monthly payments continuing to be paid by the then-contracted insurance companies. Under the current method, the participant is exposed to the credit risk of the insurance company.

Based on our analysis under both SFAS 5 and its Chilean equivalent, Technical Bulletin N°6 (which contains substantially the same language regarding the manner in which contingencies are to be evaluated), we have determined that the obligation does not represent a probable contingency, but falls within the range of possible. The guarantee would only become effective should our life insurance carrier with whom we contracted for the majority of the disabilities go bankrupt. This insurance company currently has an AA++ Chilean risk rating, the highest classification for life insurance companies. Therefore, in compliance with SFAS No. 5, we have booked no provision for this contingency.

In future filings in compliance with paragraph 13 of FIN 45, we will disclose the following:

The Company guarantees certain monthly payments prior to 1988 to certain disabled persons in accordance with local regulatory requirements. Should the life and disability insurance company currently responsible for these payments be unable to make them, Provida would be responsible for making such payments. The company has not been required to make any payments under the guarantee and does not expect to make any future payment.

As the guarantee was in force prior to December 31, 2002 and no modifications to the guarantee have been made, no liability related to the guarantee has been recorded. In addition to the maximum potential payments´ disclosure, in future filings, we will disclose that we have no recourse to third party reimbursement should the guarantee become effective.

10.	We note the existence of a number of related parties as disclosed in Notes 14 and 33. Rule 4-08 (k) of regulation S-X requires all amounts arising from related party transactions, such as your purchase of insurance coverage from BBVA Seguros, be presented in separate captions on the face of your financial statements. Please expand your disclosure in section II b, Income Statement US GAAP, to include this information.

In future filings our captions for related party transactions in section IIb, “Income Statement –US GAAP”, will be presented as follows:

	2002	2003	2004
	MCh$	MCh$	MCh$
Operating revenues:
Fee income	98,248	102,752	107,935
Gain on mandatory investments	5,030	10,051	10,699
Other operating revenues	2,479	2,464	2,751
Other operating revenues (related Companies)	223	755	465

Total operating revenues	105,980	116,022	121,850

Cost of services provided:
Operating expenses	(63,997)	(59,710)	(41,882)
Operating expenses (related Companies)	-	(9,255)	(29,502)
Amortization of customer list	(4,089)	(4,157)	(4,087)
Other	(227)	(325)	-

Gross margin	37,667	42,575	46,379

Administrative expenses	(8,005)	(9,436)	(9,930)
Administrative expenses (related Companies)	(61)	(377)	(1,680)
Selling and marketing expenses	(722)	(735)	(595)

Income from operations	28,879	32,027	34,174

Other revenues (expenses)
Interest expense	(1,036)	(1,052)	(1,458)
Interest expense (related Companies)	(514)	(342)	(438)
Investment income	180	56	37
Other income, net	525	(1,207)	418
Other income, net (related Companies)	60	623	1,317
Gain on sale of AFPC Porvenir Colombia	-	8,685	-
Gain on sale of AFP Crecer El Salvador	-	-	2,263
Gain on sale of 30% AFP Porvenir Rep. Dominicana	-	-	508
Price level restatement	(1,832)	(797)	(1,209)
Foreign exchange gain (loss)	(145)	1,017	1,538

Income before provision for income taxes	26,117	39,010	37,152

Income taxes	(3,627)	(9,928)	(8,120)

Net income before effect of change in accounting principle	22,490	29,083	29,032

Equity method investee income	10,054	7,179	5,115

Net income	32,544	36,262	34,147

11.	Based on your description of business starting on page 16, it appears that you have reportable segments under SFAS 131. For example, it appears that your activities as pension fund administrator and insurer of disability benefits as well as your activities in foreign markets are reportable segments and do not meet the aggregation criteria in paragraph 17 of SFAS 131. Please disclose all reportable segments or explain to us how you have complied with SFAS 131.

We respectfully submit to the Staff that we have identified in our forepart various activities and described their operation in conformity with certain requirements under Chilean law. Notwithstanding, we do not believe that this disclosure, based on our conclusions with respect to SFAS 131, signifies that we have more than one reporting segment.

SFAS 131 requires that the basis of any decision regarding whether reportable segments exist depends on the information reviewed by the chief decision maker (as defined). We have determined that our chief decision maker would be our Management Committee consisting of our Chief Executive Officer, the Vice Chief Executive Officer, the Operations Manager, the Investment Manager, the Sales Manager, and the Internal Counsel of the Company. The reports sent to this Committee are presented at the level of all Chilean operations. The information is not presented to the Committee in other formats which might indicate that the committee is reviewing segmented information.

Based on our conclusions under SFAS 131, we believe that, given that investments in equity- method investees may meet the definition of reporting segments, that our investment in (México) is an operating segment as it represents 15% of our net income.

Because of the similarity of the economic characteristics of this operating segment with the operating segment of Chilean operations (all other operating segments representing, in the aggregate and individually, less than 10% of any of the measures identified in SFAS 131), we aggregate this operating segment with all others to form one reporting segment.

Additionally, we will disclose geographical segment information in accordance with SFAS 131 for our revenues: revenues from external customers (1) attributed to the enterprise's country of domicile and (2) attributed to all foreign countries in total from which the enterprise derives revenues, should they be material. If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately and the basis for attributing the revenue will be disclosed. Currently, we have an Ecuadorian subsidiary whose revenues are immaterial.

12.	You state that under US GAAP, mandatory investments are classified as trading securities as prescribed in SFAS 115. Please provide all related US GAAP disclosure, including SFAS 115 and concentration of credit disclosures under SFAS 107.

The following is the pertinent excerpt from SFAS 107 describing the circumstances under which concentration of credit risk must be disclosed: “Group concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.” We respectfully submit to the Staff that our mandatory investments do not represent concentrations of credit risk. While it is true that each AFP in Chile must, under the law, carry mandatory investments on its balance sheet in compliance with the percentage of the Pension Funds’ assets mandated by the law, those mandatory investments may be made up of the types of investments described on pages 54 through 58 of our forepart. We believe that, with the variety of instruments permitted and invested in, we would not define our mandatory investments as “group concentrations of credit risk”.

Also, as the trading gains and losses on the portfolio of investments which the Pension Fund enters into represent only “units” (a type of share) to us whose value fluctuates based on the underlying value of the portfolio which is under the custody of the Pension Fund, we believe that, by disclosing our trading gains as one line item in our income statements under Chilean GAAP and US GAAP, that we have met the disclosure requirements under SFAS 115. All other required disclosure for trading securities under SFAS 115 is not applicable to us.

III.	Recent Accounting Pronouncements, page F-73

13.	We note that you omit discussion of FIN 46R, Consolidation of Variable Interest Entities. Please disclose how considered the requirements of this technical pronouncement in preparing your disclosure in Note 41.

After considering the provisions of FIN 46R, we have determined that its adoption had no effect on our financial statements and will disclose that in our future fillings.

In connection with responding to your comments, we acknowledge the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can provide any further information or if the staff would like to discuss our responses, please call me at (56-2-351-1200).

Sincerely,

/s/ Gustavo Alcalde L.
Gustavo Alcalde L.
Chief Executive Officer